UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Signing of agreement for the acquisition of Stella by Ultragaz

São Paulo, September 12, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, hereby informs the signing of an agreement for the acquisition of all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”) through its subsidiary Ultragaz Comercial Ltda., a subsidiary of Companhia Ultragaz S.A. (“Ultragaz”). The total value of the company (enterprise value) is a minimum amount of R$ 63,000,000.00, with an initial payment of R$ 7,560,000.00. The remaining amount of the acquisition will be settled in 2027, subject mainly to performance metrics of the acquired company. Stella has been part of UVC’s portfolio (Ultrapar's Corporate Venture Capital fund) since 2021.

Stella, which was founded in 2019, is a technology platform that connects renewable electricity generators and customers through Distributed Generation. It is present in 12 Brazilian states, has more than 11,000 active customers and a power capacity of approximately 75 MWp¹.

This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

¹ Mega-Watt peak

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)